UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Western Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958669 103
(CUSIP Number)

Marcia E. Backus
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
202,781,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
202,781,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,781,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 common units representing limited partner interests in the Issuer (“Common Units”) held by Western Gas Resources, Inc. (“WGRI”), (ii) 457,849 Common Units held by APC Midstream Holdings, LLC (“AMH”), (iii) 14,364,949 Common Units held by Anadarko USH1 Corporation (“AUSH1”) and (iv) 26,639,260 Common Units held by WGR Asset Holding Company LLC (“WGRAH”). Occidental Petroleum Corporation (“Occidental”) indirectly owns 100% of the issued and outstanding common stock of Anadarko Petroleum Corporation (“Anadarko”), which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. Occidental may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Oxy USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
202,781,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
202,781,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,781,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 26,639,260 Common Units held by WGRAH. Oxy USA Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. Oxy USA Inc. may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

**The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Permian Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
202,781,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
202,781,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,781,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 26,639,260 Common Units held by WGRAH. Occidental Permian Manager LLC may be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
OXY Oil Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
202,781,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
202,781,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,781,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 26,639,260 Common Units held by WGRAH. OXY Oil Partners, Inc. may be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

**The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
New OPL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
202,781,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
202,781,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,781,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 26,639,260 Common Units held by WGRAH. New OPL, LLC indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. New OPL, LLC may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Baseball Merger Sub 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
202,781,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
202,781,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,781,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 26,639,260 Common Units held by WGRAH. Baseball Merger Sub 2, Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. Baseball Merger Sub 2, Inc. may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

**The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
202,781,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
202,781,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
202,781,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 26,639,260 Common Units held by WGRAH. Anadarko directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH and may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
188,416,629*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
188,416,629*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
188,416,629*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 26,639,260 Common Units held by WGRAH. In addition to its Common Units held of record, WGRI directly or indirectly owns 100% of the issued and outstanding equity interests of AMH and WGRAH and may, therefore, be deemed to beneficially own the Common Units held by AMH and WGRAH.

**The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
APC Midstream Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,097,109*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,097,109*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,097,109*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

* Represents (i) 457,849 Common Units held by AMH and (ii) 26,639,260 Common Units held by WGRAH. In addition to its Common Units held of record, AMH directly owns 100% of the issued and outstanding equity interests of WGRAH and may, therefore, be deemed to beneficially own the Common Units held by WGRAH.

** The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
WGR Asset Holding Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,639,260*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,639,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,639,260*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.45%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

* Represents 26,639,260 Common Units held of record by WGRAH.
** The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Kerr-McGee Worldwide Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,949*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,949*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,949*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents 14,364,949 Common Units held by AUSH1.

**The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko USH1 Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,949*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,949*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,949*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,364,949 Common Units held of record by AUSH1.
** The calculation is based on a total of 413,062,133 Common Units issued and outstanding as of March 19, 2021.

Explanatory Note.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 19, 2019 (the “Original Schedule 13D,” and as amended by Amendment No. 1, filed on January 7, 2020, and Amendment No. 2, filed on September 17, 2020, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) in Western Midstream Partners, LP, a Delaware master limited partnership (the “Issuer”) beneficially owned by Occidental Petroleum Corporation (“Occidental”), Oxy USA Inc. (“Oxy USA”), Occidental Permian Manager LLC (“OPM”), OXY Oil Partners, Inc. (“OOP”), New OPL, LLC (“OPL”), Baseball Merger Sub 2, Inc. (“BMS”), Anadarko Petroleum Corporation (“Anadarko”), Western Gas Resources, Inc. (“WGRI”), APC Midstream Holdings, LLC (“AMH”), WGR Asset Holding Company LLC (“WGRAH”), Kerr-McGee Worldwide Corporation (“KWC”) and Anadarko USH1 Corporation (“AUSH1” and together with Occidental, Oxy USA, OPM, OOP, OPL, BMS, Anadarko, WGRI, AMH, WGRAH and KWC, the “Reporting Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

The filing of this Amendment No. 3 shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Units reported herein. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any such Common Units, if applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Secondary Offering included in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Secondary Offering

On March 22, 2021, in connection with a registered secondary public offering (the “Secondary Offering”) of common units, the Issuer, the General Partner, WGRAH and BofA Securities, Inc., as underwriter (the “Underwriter”), entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which WGRAH agreed to sell to the Underwriter, and the Underwriter agreed to purchase from WGRAH, subject to and upon the terms and conditions set forth therein, 10,000,000 common units at a price of $17.25 per common unit. WGRAH also granted the Underwriter a 30-day option (the “Over-allotment Option”) to purchase up to 1,500,000 additional common units at a price of $17.25 per common unit. The Underwriter exercised in full its Over-allotment Option, and WGRAH completed the Secondary Offering and the sale of 11,500,000 common units to the Underwriter on March 25, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit X.

Item 5.	Interest in Securities of the Partnership.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) See the information on the cover pages of this Amendment No. 3 to Schedule 13D, which is incorporated by reference herein.

(c) None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the common units during the past 60 days, other than in connection with the Secondary Offering as described in Item 4 of this Amendment No. 3 to Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The description of the Underwriting Agreement in Item 4 above is hereby incorporated by reference into this Item 6. A copy of the Underwriting Agreement is included as an exhibit to this filing.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibits:

Exhibit X
Underwriting Agreement, by and between Western Midstream Partners, LP, Western Midstream Holdings LLC, WGR Asset Holding Company LLC and BofA Securities, Inc., dated as of March 22, 2021 (incorporated by reference to Exhibit 1.1 of Western Midstream Partners, LP’s Current Report on Form 8-K filed with the SEC on March 25, 2021).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2021

OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Corporate Secretary

OXY USA INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

OXY OIL PARTNERS, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

NEW OPL, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

BASEBALL MERGER SUB 2, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

ANADARKO PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

WESTERN GAS RESOURCES, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

WGR ASSET HOLDING COMPANY LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

KERR-MCGEE WORLDWIDE CORP.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

ANADARKO USH1 CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary